Mail Stop 3561

March 12, 2010

<u>via U.S. mail and facsimile</u>

Jack E. Knott, President
Exopack Holding Corp.
3070 Southport Road
Spartanburg, SC

RE: **Exopack Holding Corp.**
     Form 10-K for Fiscal Year Ended December 31, 2008
     File No.: 333-136559

Dear Mr. Knott:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              John Reynolds
                              Assistant Director
                              Office of Beverages, Apparel and
                              Health Care Services